

November 26, 2012

Via E-mail
Curtis W. Hicks
Chief Financial Officer
Vermilion Energy Inc.
520 – 3rd Avenue S.W., Suite 3500
Calgary, Alberta Canada T2P 0R3

> **Re: Vermilion Energy Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2011**
> **Filed March 12, 2012**
> **Response Letter Dated August 14, 2012**
> **File No. 000-50832**

Dear Mr. Hicks:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.3

Note 2. Significant Accounting Policies, page 10

Exploration and Evaluation Assets, page 10

1.   We have considered your response to comment 1 in our letter dated August 2, 2012 regarding your accounting policy under IFRS for exploration and evaluation assets ("E&E assets"). So that we may better understand your accounting policy elections, please address the following:

- With respect to E&E assets subject to amortization, please explain in greater detail how amortization periods are determined to support your conclusion that the E&E assets will provide economic benefit over the corresponding future periods. As part of your response, please address the following:

  o Explain whether the amortization periods are determined for individual assets or groups of assets. To the extent that assets are grouped, explain how the groupings are identified and why you believe grouping is appropriate.

  o Tell us how a determination that an area will be abandoned impacts the determination of the amortization period.

- Explain the basis for your conclusion that the identification of probable reserves is sufficient to demonstrate the technical feasibility and commercial viability of extracting the related hydrocarbons and represents a basis for reclassifying E&E assets to Petroleum and Natural Gas assets.

- Explain how you define the individual cash generating units to which E&E assets are allocated and how these individual cash generating units are aggregated into groups of cash generating units.

You may contact Jennifer O'Brien at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief